SCHEDULE I

                        NATIONAL PICTURE & FRAME COMPANY
                              702 Highway 82 West
                          Greenwood, Mississippi 38930
                                 (601) 451-4800

                       INFORMATION STATEMENT PURSUANT TO
                                SECTION 14(F) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about September 11, 1997 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of National Picture & Frame Company, a Delaware corporation (the "Company"), to holders of record of shares of Common Stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about September 4, 1997. You are receiving this Information Statement in connection with the possible election or appointment of persons designated by NPF Acquisition Corporation (the "Purchaser") to a majority of the seats on the Board of Directors of the Company.

     On September 4, 1997, the Company, Purchaser, NPF Holding Corporation (the "Parent"), and Colonnade Capital, L.L.C. ("Colonnade"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Shares at a price of $12.00 per Share, net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of the Parent.

     The Merger Agreement requires the Company to use all reasonable efforts to cause Purchaser's designees to be elected or appointed to the Board of Directors of the Company under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. See "RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters herein discussed. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on September 11, 1997. The Offer is scheduled to expire at 5:00 p.m., New York City time, on October 9, 1997, unless the Offer is extended.

     The information contained in this Information Statement concerning Purchaser and Purchaser's designees for the Company's Board of Directors (the "Purchaser Designees") has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

               RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly following the purchase by and payment for Shares pursuant to the terms, and subject to the conditions of the Offer, Purchaser will be entitled to designate such number of directors as will give Purchaser representation on the Board of Directors of the Company equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of shares so purchased bears to the aggregate number of shares outstanding. The Merger Agreement requires that the Company will, upon request by and at the option of the Parent, either increase the size of the Board of Directors and/or secure the resignation of current directors to enable Purchaser Designees to be elected or appointed to the Board of Directors and to constitute a majority of the Company's Board of Directors. The Board of Directors of the Company currently consists of six members. The Board of Directors of the Company expects that several directors will resign from the Board following the consummation of the Offer or, if necessary, the Board will increase the size of the Board by resolutions to satisfy this requirement. Purchaser Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the terms, and subject to the conditions of the Offer, which purchase cannot be earlier than October 9, 1997.

     None of Purchaser Designees (a) is currently a director of, or holds any position with, the Company, (b) has a familial relationship with any of the directors or executive officers of the Company or (c) to the best knowledge of Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein or in the Schedule 14D-9.

     Purchaser has informed the Company that it will choose Purchaser Designees from Purchaser's directors and executive officers listed below. Purchaser has informed the Company that each of Purchaser Designees has consented to act as a director, if so designated. The names of Purchaser Designees, their ages as of September 4, 1997, and certain other information about them are set forth below. All of Purchaser Designees are officers and directors of Purchaser and the business address of each such executive officer and director is Riverfront Plaza West, 901 East Byrd Street, Suite 1300, Richmond, Virginia 23219. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with the Parent.

NAME OF PURCHASER DESIGNEE      AGE   PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
---------------------------     ---   --------------------------------------------------------------------------------------
John T. Herzog                  35    President and a director of Parent (1997-Present); Vice President, Secretary and
                                      Treasurer and a director of Purchaser (1997-present); Managing Partner, Colonnade
                                      (1995-present); Chief Financial Officer, Eskimo Pie Corporation (1993-1995); Corporate
                                      Finance Vice President, Wheat First Butcher Singer (1991-1993).

James C. Wheat, III             45    Vice President, Secretary and Treasurer and a director of Parent (1997-present);
                                      President and a director of Purchaser (1997-present); Managing Partner, Colonnade
                                      (1993-present); Managing Partner, Riverfront Partners (1992-present); Managing
                                      Director, Wheat First Butcher Singer (1984-1992). Mr. Wheat is a director of Huddle
                                      House, Max Media, Tredegar Trust Company and State Affairs Company.

DIRECTORS OF THE COMPANY

     The Board of Directors is currently comprised of six directors. The following sets forth information as to each director, including age as of September 4, 1997, principal occupation and employment during the past five years, directorships in other publicly held companies, membership on committees of the Board of Directors and period of service as a director of the Corporation.

     PETER B. FOREMAN                                                    Age: 61

     Mr. Foreman has served as the President of Sirius Corporation, an investment management company, since 1994. Mr. Foreman was a founding partner of Harris Associates, L.P., an investment management company, from 1976 to 1994. Mr. Foreman has served as a director of Eagle Food Centers Inc., a retail food store company, since 1988. Mr. Foreman has served as a director of Glacier Water Services, Inc., a bottled water distribution company, since 1991 and has served as a director of PCA International Inc., a company involved in the photography business, since 1994. Mr. Foreman has been a Director since July 15, 1994.

     ARTHUR L. GOESCHEL                                                  Age: 75

     Mr. Goeschel is presently retired. Mr. Goeschel served as the Chairman of the Board of Rexene Corporation, a manufacturer of plastic film and plastic resins, from March 1992 until his resignation in 1997. Mr. Goeschel has served as a member of the board of trustees of Laurel Mutual Funds. Mr. Goeschel was formerly the Executive Vice President of Merck & Company, Inc. and President of Calgon Corporation, a Merck corporation subsidiary, and is a member of the Board of Directors of Calgon Corporation, a producer of granular activated carbon. Mr. Goeschel has been a Director since July 15, 1994.

     DANIEL J. HENNESSY                                                  Age: 39

     Mr. Hennessy has, since August 1988, been a General Partner of CHS Management, the General Partner of Code, Hennessy & Simmons Limited Partnership ("CHS"), a limited partnership engaged in private equity investing, and a principal of Code, Hennessy and Simmons, Inc. ("CHSI"), a company engaged in private equity investing. Mr. Hennessy has served as Chairman of the Board and has been a Director since July 31, 1992.

     JOHN F. LEVY                                                        Age: 50

     Mr. Levy was the President and Chief Executive Officer of Waban Inc., a retailing company, until May 30, 1993. Mr. Levy is a director of Selfcare, Inc., a public biotechnology company. Mr. Levy has been a Director since July 15, 1994.

     JESSE C. LUXTON                                                     Age: 54

     Mr. Luxton has been with the Company for 19 years. He has served as the Company's President and Chief Executive Officer since 1987 and prior to that Mr. Luxton served as the Company's General Manager and Vice President of Sales and Marketing. Mr. Luxton has been a Director since July 31, 1992.

     JON S. VESELY                                                       Age: 31

     Mr. Vesely is a principal of CHSI. Mr. Vesely was an associate of CHS Management from 1991 to 1994 and a managing director of CHSI from 1994 to 1997. Prior to such date, he was a Corporate Finance Officer with First Chicago Corporation. Mr. Vesely has served as a Director since July 31, 1992.

     There are no family relationships among the foregoing persons.

BOARD AND COMMITTEE MEETINGS

     The Board of Directors held four meetings (exclusive of committee meetings) during the fiscal year ended April 30, 1997. The Board of Directors has established the following committees, the functions and current members of which are noted below. Each current director except Mr. Vesely attended 75% or more of the number of meetings held during the fiscal year ended April 30, 1997 of the Board of Directors and any committees on which such director served.

     COMPENSATION COMMITTEE. The Compensation Committee of the Board of Directors consists of Messrs. Hennessy, Foreman, Goeschel, Levy and Vesely. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers and key employees of the Corporation and grants options to purchase Common Stock of the Corporation. The Compensation Committee met two times during the fiscal year ended April 30, 1997.

     AUDIT COMMITTEE. The Audit Committee of the Board of Directors consists of Messrs. Hennessy and Vesely. The Audit Committee, among other duties, reviews the internal and external financial reporting of the Corporation, reviews the scope of the independent audit and considers comments by the auditors regarding internal controls and accounting procedures and management's response to those comments. The Audit Committee met once during the preceding fiscal year.

     The Corporation does not have a nominating committee.

COMPENSATION OF DIRECTORS

     Management directors are not entitled to receive any fees for their service on the Board of Directors. Nonmanagement directors are reimbursed for out-of-pocket expenses incurred in connection with attending meetings. In addition, all non-management directors received annual compensation of $10,000 for service on the Board of Directors during 1996. Pursuant to the Non-Employee Directors' Stock Option Plan (the "Director Plan"), non-management directors may elect to receive payment of fees for their services as directors in the form of options to acquire Shares. The Director Plan provides for the issuance of options to non-employee directors at an option price per share equal to the closing sale price for Shares as of the most recent trading day preceding the date the option is granted. Options granted under the Director Plan generally become exercisable one year after the date of grant, and become immediately exercisable upon the occurrence of certain change of control events.

EXECUTIVE OFFICERS

     Set forth below is information regarding the executive officers of the Company.

     JESSE C. LUXTON                                                     Age: 54

     Mr. Luxton has been with the Company for 19 years. He has spent the past 10 years as the Company's President and Chief Executive Officer and prior to that as General Manager and Vice President of Sales and Marketing.

     M. WESLEY JORDAN, JR.                                               Age: 48

     Mr. Jordan is the Company's chief financial officer. Mr. Jordan joined the Company as Vice President of Finance on May 8, 1995. Prior to joining the Company, he was the Senior Vice President of Finance and Administration for the Georgia Lottery Corporation for approximately one year. Prior to the Georgia Lottery Corporation, Mr. Jordan was a partner with the accounting firm of Coopers & Lybrand. Mr. Jordan is a Certified Public Accountant in the States of Georgia and Texas.

     BILLY D. MOORE                                                      Age: 56

     Mr. Moore has worked with the Company for over 23 years in various manufacturing positions. He has served as Vice President of Operations and General Manager since 1989. Prior to joining the Company, Mr. Moore held several manufacturing positions with Baldwin Piano Company.

     RICHARD A. BEATTIE                                                  Age: 45

     Mr. Beattie has been with the Company for the past 11 years in various sales and marketing positions. He has held his most recent position as Vice President of Sales and Marketing for the past five years. Prior to joining the Company, Mr. Beattie worked with Jack Shine & Associates, a manufacturer's representative organization, for eight years.

     ROBERT T. LITTLEJOHN                                                Age: 52

     Mr. Littlejohn has been with the Company as Controller for the past 15 years. Prior to joining the company, Mr. Littlejohn worked in several accounting functions with various companies. He is a Certified Public Accountant in the State of Mississippi.

     There are no family relationships among the foregoing persons.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than ten-percent beneficial owners also are required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely upon a review of the copies of such forms furnished to the Company, or written representations that no Form 5 filings were required, the Company believes that each of its officers, directors and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements applicable to them during the period from May 1, 1996 through September 4, 1997.

                               SECURITY OWNERSHIP

     The following information with respect to the outstanding shares of Common Stock beneficially owned by each Director and nominee for Director, the chief executive officer and the four other executive officers, and the Directors and executive officers as a group and all beneficial owners of more than five percent of the Common Stock is furnished as of September 4, 1997.

                                                                                                         BENEFICIAL OWNERSHIP(1)
                                                                                                         -----------------------
                                                                                                         NUMBER OF    PERCENT OF
                                                 NAME                                                    SHARES(2)     CLASS(2)
------------------------------------------------------------------------------------------------------   ----------   ----------
Code, Hennessy & Simmons Limited Partnership(3).......................................................    1,581,625      31.81%
Andrew W. Code(4)(5)..................................................................................    1,582,025      31.81%
Daniel J. Hennessy(4)(6)..............................................................................    1,582,925      31.83%
Brian P. Simmons(4)...................................................................................    1,585,125      31.88%
Hesperus Partners, Ltd.(7)............................................................................      317,655       6.34%
Peter B. Foreman(7)(8)................................................................................      328,605       6.59%
White Dwarf Partners, L.P.(9).........................................................................      279,845       5.63%
Frank C. Meyer(9).....................................................................................      279,845       5.63%
Arthur L. Goeschel(8).................................................................................       15,950      *
John F. Levy(8).......................................................................................       10,950      *
Jesse C. Luxton(10)...................................................................................      468,795       9.17%
M. Wesley Jordan(11)..................................................................................       21,181      *
Billy D. Moore(12)....................................................................................      219,504       4.36%
Richard A. Beattie(13)................................................................................      112,771       2.24%
Robert T. Littlejohn(14)..............................................................................       90,745       1.81%
Jon S. Vesely(15).....................................................................................        1,551      *
All executive officers (ten persons)..................................................................    2,856,477      53.65%

---------------

 (1) "Beneficial owner" means generally any person who, directly or indirectly, has or shares voting power or investment power with respect to a security. All information with respect to the beneficial ownership of any stockholder has been furnished by such stockholder or is based on reports filed with the SEC by or on behalf of such stockholder. The Company believes that, except as otherwise indicated, each stockholder has sole voting and investment power with respect to shares listed as beneficially owned by such stockholder.

 (2) Based on 4,972,686 shares of Common Stock outstanding as of September 4, 1997 plus, determined with respect to any person, the number of shares of Common Stock issuable upon exercise of any options held by such person as of September 4, 1997. Percentages less than 1.0% are denoted by an asterisk.

 (3) The business address of Code, Hennessy & Simmons Limited Partnership ("CHS") is 10 South Wacker Drive, Suite 3175, Chicago, IL 60606.

 (4) 1,581,625 of such shares of Common Stock are held of record by CHS and beneficially by Messrs. Code, Hennessy and Simmons. Such persons are general partners of the general partner of CHS and share investment and voting power with respect to its securities held by CHS. Each of Messrs. Code, Hennessy and Simmons disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The business address of each such person is c/o CHS, 10 South Wacker Drive, Suite 3175, Chicago, IL 60606.

 (5) 400 of such shares of Common Stock are held by Mr. Code as custodian for minor children under the Uniform Gifts to Minors Act.

 (6) 800 of such shares of Common Stock are held by Mr. Hennessy as custodian for minor children under the Uniform Gifts to Minors Act.

 (7) All of such shares are held by Hesperus Partners, Ltd., an Illinois limited partnership. Mr. Foreman controls the general partner of the general partner of Hesperus and possesses investment and voting power with respect to securities held by Hesperus. The business address of each of Hesperus Partners, Ltd. and Mr. Foreman is 225 W. Washington Street, Suite 1650, Chicago, IL 60606. The foregoing is based solely on information contained in a Schedule 13D dated April 30, 1997.

 (8) Share amount includes exercisable options for 10,950 shares of the Common Stock granted to each Non-Employee Director participating in the Director Plan.

 (9) All of such shares are held by White Dwarf Partners, L.P., a Delaware limited partnership. Mr. Meyer controls the general partner of White Dwarf and possesses investment and voting power with respect to the securities held by White Dwarf. The business address of each of White Dwarf and Mr. Meyer is 225 W. Washington Street, Suite 1650, Chicago, Illinois 60606. The foregoing is based solely on information contained in a Schedule 13D dated April 30, 1997.

(10) The business address of Mr. Luxton is c/o National Picture & Frame Company, 702 Highway 82 West, Greenwood, MS 38930. Share amount shown includes exercisable options for 139,000 shares of the Common Stock granted to Mr. Luxton under the Company's Long Term Incentive Plan.

(11) Share amounts for Mr. Jordan includes exercisable options for 20,000 shares of the Common Stock granted to Mr. Jordan under the Company's Long Term Incentive Plan.

(12) Share amount shown includes exercisable options for 61,000 shares of the Common Stock granted to Mr. Moore under the Company's Long Term Incentive Plan.

(13) Share amount shown includes exercisable options for 58,000 shares of the Common Stock granted to Mr. Beattie under the Company's Long Term Incentive Plan.

(14) Share amount shown includes exercisable option for 41,000 shares of the Common Stock granted to Mr. Littlejohn under the Company's Long Term Incentive Plan.

(15) Mr. Vesely is an employee of Code, Hennessy & Simmons, Inc., an affiliate of CHS, but does not share investment or voting discretion with respect to the securities held by CHS.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following summary compensation table sets forth the components of the compensation of the Company's chief executive officer and the other four executive officers (the "Named Executive Officers") for all services rendered in all capacities for the fiscal years ended April 30, 1997, April 30, 1996 and April 30, 1995.

                                                                                ANNUAL COMPENSATION     STOCK
                                                                     FISCAL    ---------------------   OPTIONS       ALL OTHER
                   NAME AND PRINCIPAL POSITION                        YEAR      SALARY       BONUS       (#)      COMPENSATION(1)
------------------------------------------------------------------   ------    ---------   ---------   -------    ---------------
Jesse C. Luxton                                                        1997    $ 405,169   $  88,166         0        $ 8,429
  President and Chief Executive Officer                                1996      385,875      24,473         0         15,910
                                                                       1995      367,500     191,500         0         18,093

M. Wesley Jordan, Jr. (2)                                              1997      133,127      18,396         0          7,853
  Vice President Financial and Chief Financial Officer                 1996      124,386       1,700    40,000(3)       1,388

Billy D. Moore                                                         1997      202,584      36,111         0          8,266
  Vice President of Operations                                         1996      192,937       4,400         0          8,609
  and General Manager                                                  1995      183,750      77,700         0         12,603

Richard A. Beattie                                                     1997      202,584      35,861         0          8,241
  Vice President of Sales and Marketing                                1996      192,937       4,150         0          8,609
                                                                       1995      183,750      77,450         0         11,548

Robert T. Littlejohn                                                   1997      133,127      18,721         0          7,861
  Controller                                                           1996      126,787       2,850         0          6,105
                                                                       1995      120,750      38,950         0          8,347

---------------

(1) The 1995 amounts represent (i) estimated contributions by the Company to the Retirement Plan and (ii) insurance premiums paid by the Company for the benefit of the Named Executive Officers in the following amounts: Mr. Luxton, $15,208 and $2,885, respectively; Mr. Moore, $10,883 and $1,720, respectively; Mr. Beattie, $10,712 and $836, respectively; and Mr. Littlejohn, $7,070 and $1,277, respectively. The 1996 amounts represent (i) contributions by the Company to the Retirement Plan and (ii) insurance premiums paid by the Company for the benefit of the Named Executive Officers in the following amounts: Mr. Luxton, $13,301 and $2,609, respectively; Mr. Moore, $6,901 and $1,708 respectively; Mr. Beattie, $6,911 and $1,698, respectively; Mr. Littlejohn, $4,706 and $1,399, respectively; and Mr. Jordan, $0 and $1,388 respectively. The 1997 amounts represent (i) estimated contributions by the Company to the Retirement Plan and (ii) insurance premiums paid by the Company for the benefit of the Named Executive Officers, in the following amounts: Mr. Luxton, $4,316 and $4,113, respectively; Mr. Moore, $4,316 and $3,950, respectively; Mr. Beattie, $4,316 and $3,925, respectively; Mr. Littlejohn, $3,964 and $3,897, respectively; and Mr Jordan, $3,956 and $3,897, respectively.

(2) Mr. Jordan became an Officer of the Company on May 8, 1995.

(3) Stock Options subject to five year vesting.

OPTION GRANTS IN LAST FISCAL YEAR

     There were no option grants made to any of the named executive officers during the last fiscal year.

                                                                                               NUMBER OF
                                                                                          UNEXERCISED OPTIONS
                                                                                          AT FISCAL YEAR END
                                                     SHARES ACQUIRED    VALUE REALIZED     (#) EXERCISABLE/
                       NAME                          ON EXERCISE(1)         ($)(1)         UNEXERCISABLE(1)
--------------------------------------------------   ---------------    --------------    -------------------
Jesse C. Luxton...................................         -0-                -0-            139,000/25,000
M. Wesley Jordan, Jr..............................         -0-                -0-             10,000/30,000
Billy D. Moore....................................         -0-                -0-             61,000/10,000
Richard A. Beattie................................         -0-                -0-             57,000/10,000
Robert Littlejohn.................................         -0-                -0-              41,000/7,000

                                                     VALUE OF UNEXERCISED
                                                         IN-THE-MONEY
                                                      OPTIONS AT FISCAL
                                                         YEAR END ($)
                                                         EXERCISABLE/
                       NAME                            UNEXERCISABLE(1)
--------------------------------------------------  ----------------------
Jesse C. Luxton...................................           0/0
M. Wesley Jordan, Jr..............................       3,750/11,250
Billy D. Moore....................................           0/0
Richard A. Beattie................................           0/0
Robert Littlejohn.................................           0/0

---------------

(1) No options were exercised by the Named Executive Officers during the last fiscal year. As of the end of the fiscal year, none of the options held by the Named Executive Officers (other than Mr. Jordan) was in-the-money. As of the end of the fiscal year, all of the options held by Mr. Jordan were in-the-money.

LONG TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

     There were no long term incentive plan awards made to any of the named executives during the fiscal year.

EMPLOYMENT AGREEMENTS WITH THE COMPANY

     Each of the Named Executive Officers other than Mr. Jordan is party to an employment agreement with the Company dated as of April 30, 1993 (the "Employment Agreements"). The Employment Agreements establish base salaries for Messrs. Luxton, Moore, Beattie and Littlejohn at $350,000, $175,000, $175,000 and $115,000, respectively, for fiscal year 1994, subject to 5% annual increases and further increases at the discretion of the Board of Directors. The Employment Agreements provide, in part, for the payment of annual cash incentive bonuses. Annual cash incentive bonuses begin to accrue once EBIT growth reaches 10% and fully vest once EBIT growth of 20% is achieved. The maximum annual cash bonuses (as a percentage of base salary) for Messrs. Luxton, Moore, Beattie and Littlejohn are 50%, 40%, 40% and 30%, respectively. A 5% increase in Mr. Jordan's fiscal year 1996 salary of $126,787.50 for fiscal year 1997 was negotiated at the time Mr. Jordan became Chief Financial Officer of the Company. The Company also intends that Mr. Jordan will receive annual cash incentive bonus payments not to exceed 30% of Mr. Jordan's base salary, determined according to the formula applied in calculating annual bonus payments for the other Named Executive Officers. In addition to the foregoing, each Named Executive Officer is entitled to receive a holiday bonus in accordance with the Company's holiday bonus program. Holiday bonuses for fiscal year 1997 were $23,275 for the Named Executive Officers in the aggregate, which amounts are included in the summary compensation table above.

     The Employment Agreements expire on October 31, 1997.

INCENTIVE AND SEVERANCE AGREEMENTS WITH THE COMPANY

     Each of Messrs. Luxton, Jordan, Beattie, Moore and Littlejohn is a party to letter agreements with the Company dated November 7, 1996 and April 30, 1997. The letters provide that, in the event that a change of control transaction is consummated with Colonnade on or prior to October 31, 1997, each executive will be entitled to receive an amount equal to the unpaid portion of the maximum annual cash incentive bonus under his Employment Agreement for the fiscal year ended April 30, 1997. Each executive has to date received approximately 39% of the maximum cash incentive bonus for the fiscal year ended April 30, 1997, and hence approximately 61% of the maximum cash incentive bonus for the fiscal year ended April 30, 1997 is payable under the letter agreements. The amounts which would be payable to the executives under the letter agreements are as follows: approximately $123,000 in the case of Mr. Luxton, approximately $49,000 each in the case of Messrs. Moore and Beattie and approximately $24,000 each in the case of Messrs. Littlejohn and Jordan. Agreements in place with the executives also provide for severance payments equal to one year's base salary if their employment is terminated without cause (either actually or constructively) on or prior to October 31, 1997.

EMPLOYMENT, CONSULTING AND SUBSCRIPTION AGREEMENTS WITH PURCHASER

     Purchaser has advised the Company that it intends to enter into employment agreements with Messrs. Beattie and Moore and a consulting agreement with Mr. Luxton. Purchaser has also advised the Company that it intends to enter into subscription and exchange agreements with Messrs. Beattie, Moore and Littlejohn, pursuant to which they will subscribe for stock in Purchaser in exchange for a portion of their shares in the Company. See Item 3(b) of the Schedule 14D-9 for a description of these agreements.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The following is the report of the Compensation Committee on executive compensation. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers and key employees of the Company and develops and administers programs providing stock-based incentives. The following Compensation Committee report documents the components of the Company's executive officer compensation programs and describes the bases upon which compensation has been determined by the Committee with respect to the Named Executive Officers.

     This Compensation Committee report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     COMPENSATION PHILOSOPHY. The compensation philosophy of the Company is to endeavor to link executive compensation to continuous improvements in corporate performance and increases in stockholder value. The Compensation Committee has adopted the following objectives as guidelines for compensation decisions.

      -- Display a willingness to pay levels of compensation that are necessary to attract and retain highly qualified executives.

      -- Be willing to compensate executive officers in recognition of superior individual performance, new responsibilities or new positions within the Company.

      -- Take into account historical levels of executive compensation and the overall competitiveness of the market for high quality executive talent.

      -- Implement a balance between short-term and long-term compensation to complement the Company's annual and long-term business objectives and strategy and encourage executive performance in furtherance of the fulfillment of those objectives.

      -- Provide variable compensation opportunities based on the performance of the Company, encourage stock ownership by executives and align executive remuneration with the interest of stockholders.

     COMPENSATION PROGRAM COMPONENTS. The particular elements of the compensation program for the Named Executive Officers as set forth in their respective Employment Agreements are explained below.

     BASE SALARIES. The base pay level for each of the Named Executive Officers is set forth in each such executive's employment agreement. Base pay levels were negotiated with each Named Executive Officer other than Mr. Jordan in connection with the Company's initial public offering in 1993. Mr. Jordan's base pay level was negotiated in connection with his hiring in May 1995. See "Executive Compensation -- Employment Agreements with the Company."

     ANNUAL INCENTIVES. Annual bonuses for each of the Named Executive Officers other than Mr. Jordan are determined according to formulae set forth in his respective employment agreement. Annual bonus formulae were negotiated with each Named Executive Officer other than Mr. Jordan in connection with the Company's initial public offering. Annual bonuses for Mr. Jordan are determined according to the formula set forth in Mr. Littlejohn's employment agreement. Annual bonuses for Mr. Jordan were negotiated in connection with his hiring in May 1995. See "Executive Compensation -- Employment Agreements with the Company."

     SPECIAL INCENTIVE. In order to incentivize the Named Executive Officers during the Company's pursuit of strategic alternatives, special incentive arrangements were put in place in November 1996 and April 1997. These arrangements offer the Named Executives an additional opportunity to earn their maximum annual incentive for fiscal 1997 in the event that a change in control transaction is consummated prior to October 31, 1997. See "Executive Compensation -- Incentive and Severance Agreements with the Company."

     STOCK OWNERSHIP. The Compensation Committee strongly believes that by providing those persons who have substantial responsibility over the management and growth of the Company with an opportunity to establish a meaningful ownership position in the Company, the interest of stockholders and executives will be closely aligned. See "Security Ownership.".

     PRESIDENT AND CHIEF EXECUTIVE OFFICER COMPENSATION. The base pay level and annual incentive bonus compensation for Mr. Luxton, the Company's President and Chief Executive Officer, are determined according to formulae set forth in his employment agreement. Pursuant to his employment agreement, Mr. Luxton's base salary for fiscal year 1994 was set at $350,000, subject to 5% annual increases and further increases at the discretion of the Board. Mr. Luxton's base salary for fiscal year 1997 was $405,169. Mr. Luxton received a bonus for fiscal year 1997 of $88,166. This amount consisted of a formula bonus under his employment agreement of $79,616 and a holiday bonus of $8,550. See "Security Ownership" and "Executive Compensation -- Employment Agreements with the Company."

     CERTAIN TAX CONSIDERATIONS. Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deductibility on the Company's tax returns of compensation over $1 million to any of the Named Executive Officers unless, in general the compensation is paid pursuant to a plan which is performance-based, non-discretionary and has been approved by the Company's stockholders. The Compensation Committee's policy with respect to Section 162(m) is to make reasonable efforts to ensure that compensation is deductible without limiting the Company's ability to attract and retain qualified executives.

     SUMMARY. The Compensation Committee believes that the total compensation program for executives of the Company is focused on increasing values for stockholders and enhancing corporate performance. The Compensation Committee currently believes that the compensation of executive officers is properly tied to stock appreciation.

                                         Compensation Committee

                                         Peter B. Foreman
                                         Daniel J. Hennessy
                                         Arthur L. Goeschel
                                         Jon S. Vesely

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
                               PERFORMANCE GRAPH

     The following graph compares the Company's cumulative total stockholder return since the Common Stock became publicly traded on October 5, 1993 with the Total Return Index for the Nasdaq Stock Market and with the Total Return Index for publicly-traded non-financial companies with a market capitalization within one percentage point of the Company's market capitalization on April 30, 1997. The Company has chosen this group for comparison because the Company does not believe that it can reasonably identify a peer group or a published industry or line-of-business index that contains companies in a similar line of business. Cumulative total stockholder return is defined as share price appreciation assuming a $100 initial investment and reinvestment of dividends.

                        COMPARE CUMULATIVE TOTAL RETURN
                         AMONG NATIONAL PICTURE & FRAME
                    NASDAQ MARKET INDEX AND PEER GROUP INDEX

                    NATIONAL PICTURE
                        & FRAME       PEER GROUP    NASDAQ MARKET

10/05/1993              100.00          100.00          100.00
 4/29/1994               89.47           90.34          101.58
10/28/1994              107.89           90.51          107.34
 4/28/1995               98.68           90.55          110.50
10/30/1995               94.74           80.89          126.80
 4/30/1996              102.63           98.27          142.88
10/31/1996              121.05           74.68          146.20
 4/30/1997               98.68           66.49          151.37

                     ASSUMES $100 INVESTED ON OCT. 05, 1993
                          ASSUMES DIVIDEND REINVESTED
                        FISCAL YEAR ENDING APR. 30, 1997

TRANSACTIONS WITH DIRECTORS AND MANAGEMENT

     The Company currently does business with Direct Connection Travel, a company in which Mr. Luxton and his wife each have a 25% interest. During fiscal 1997, the Company made payments to Direct Connection Travel totaling approximately $169,877. The Company believes that the terms of such arrangement are substantially comparable to those available with other travel agencies.

     The Company currently does business with Butch Chamblee, DBA Disposal Service, a company wholly owned by Mr. Butch Chamblee who is the brother-in-law of Mr. Moore. During fiscal 1997, the Company made payments to Disposal Service totaling approximately $78,150. The Company made certain of those payments pursuant to a contract for solid waste removal which was negotiated based on a competitive bidding process involving Disposal Service and other third parties. The Company believes that the terms of such arrangements are substantially comparable to those available with other solid waste management companies.

VOTING AGREEMENT

     The Company and certain stockholders, including CHS and Messrs. Luxton, Vesely, Moore, Beattie and Littlejohn, which in the aggregate own approximately 49% of all outstanding shares of the Common Stock, are parties to a Voting Agreement that provides for, among other things, voting with respect to the election of Directors. CHS is entitled to designate three Directors and Mr. Luxton is entitled to be designated as a Director for so long as he is the Chief Executive Officer, after which time his successor would be designated. The remaining Directors are to be independent Directors, unaffiliated with CHS. The agreement automatically terminates at such time when CHS ceases to hold at least ten percent of the Common Stock. The Voting Agreement was amended on September 4, 1997 to permit CHS and Messrs. Luxton, Vesely, Moore, Beattie and Littlejohn to enter into Stockholder Tender Agreements in connection with the Merger Agreement.

                                      I-12